SCHEDULE 13D
                          Amendment #6
            Under the Securities Exchange Act of 1934

                   Imperial Parking Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          453077109
                         (CUSIP Number)

                    DAVID S. KLAFTER, ESQ.
               GOTHAM PARTNERS MANAGEMENT CO., LLC
                    110 EAST 42ND STREET
                  NEW YORK, NEW YORK 10017
                      (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                        October 3, 2002
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 2 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            408,207

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          408,207
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     408,207

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     22.41%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 453077109                              Page 3 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            18,593

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          18,593
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     18,593

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.02%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 4 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            113,739

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          113,739
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     113,739

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.24%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 5 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     0

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.0%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 6 of 10 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            25,504

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          25,504
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     25,504

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.40%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

                                                           Page 7 of 10 Pages

Item 1. Security and Issuer

 This Amendment No. 6 (the "Amendment") amends and supplements the
Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"); Gotham Partners III, L.P., a New York limited partnership ("Gotham III"); Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to the holdings of Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I") and Gotham Holdings II, L.L.C., a Delaware limited liability company
("Holdings II"); and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors"); Section H Partners, L.P., a New York limited partnership ("Section H"); Mr. William A. Ackman;
Mr. David P. Berkowitz; Karenina Corp., a New York corporation
("Karenina"); DPB Corp., a New York corporation ("DPB Corp."
together with Gotham, Gotham III, Gotham Management, Holdings I and Holdings II, the "Reporting Persons"), with respect to holdings of Gotham Partners International, Ltd. ("Gotham
International"), a Cayman exempted company, relating to the beneficial ownership of shares of common stock, $0.01 par value
("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.


Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

	The aggregate purchase price of the Common Stock purchased since the last filing by Gotham and Gotham III was $2,499,673 and $117,819, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham III, respectively. Gotham Management received its shares in exchange for its interest in Holdings I, by agreement, at the closing market price at June 30, 2002.

SCHEDULE 13D

                                                          Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

(a)-(b) Gotham beneficially owns 408,207 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power. In the aggregate such beneficial ownership represents approximately 22.41% of the outstanding shares of Common Stock of the Company.

Gotham III beneficially owns 18,593 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power. Such beneficial holdings represent an aggregate of approximately 1.02% of the outstanding shares of Common Stock of the Company.

Gotham Advisors serves as the investment manager with sole voting and dispositive power for the shares of Common Stock held for the account of Gotham International. Consequently, Gotham Advisors may be deemed to beneficially own 113,739 shares of Common Stock, as of the date of this Statement. Such beneficial holdings represent an aggregate of approximately 6.24% of the outstanding shares of Common Stock of the Company.

Gotham Management serves as the investment manager with sole voting and dispositive power for any shares of Common Stock held for the account of Holdings I and Holdings II which, as reported herein, have all been transferred to Gotham Management or sold to Gotham and Gotham III. Consequently, Gotham Management beneficially owns 25,504 shares of Common Stock, as of the date of this Statement. Such beneficial holdings represent an aggregate of approximately 1.40% of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D

                                                           Page 9 of 10 Pages

 c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III, Gotham Management, Holdings I, Holdings II and Gotham International since the last filing. The common stock was purchased in an over-the-counter transaction.

                              Shares of Common Stock
Date				Purchased/(Sold)		Price per Share

Gotham
9/12/02			95,500			$22.86
10/3/02			14,547			$21.76

Gotham III
9/12/02			4,500				$22.86
10/3/02			687				$21.76

Holdings I
9/12/02			(91,336)			$22.86
10/8/02			(25,394)			$23.83

Holdings II
9/12/02			(8,664)			$22.86
10/3/02			(15,234)			$21.76

Gotham Management
10/8/02			25,394			$23.83

Except as described above, none of Gotham, Gotham III, Gotham International, Gotham Advisors, Holdings I, Holdings II,
Gotham Management, Section H, Karenina, DPB, Mr. Ackman or
Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transaction disclosed in Item 5c, the seller of the Common Stock delivered a letter to the Reporting Persons that contained certain customary representations and warranties, as well as an acknowledgment that an affiliate of the Reporting Persons is the Chairman of the Board of the Company and may have material nonpublic information.

Except as described above, none of Gotham, Gotham III, Gotham International, Holdings I, Holdings II, Gotham Advisors,
Section H, Gotham Management, Karenina, DPB, Mr. Ackman or
Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 2 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

                                                             Page 10 of 10 Pages

 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 8, 2002

			GOTHAM PARTNERS, L.P.

				By: Section H Partners, L.P.
					its general partner

				By: Karenina Corporation,
					a general partner of Section H Partners, L.P.

				By: /s/ William A. Ackman
					William A. Ackman
					President

			GOTHAM PARTNERS III, L.P.

				By: Section H Partners, L.P.
					its general partner

				By: Karenina Corporation,
					a general partner of Section H Partners, L.P.

				By: /s/ William A. Ackman
					William A. Ackman
					PresidenT

			GOTHAM INTERNATIONAL ADVISORS, L.L.C.

				By: /s/ William A. Ackman
					William A. Ackman
					Senior Managing Member

			GOTHAM HOLDINGS I, L.L.C.

				By: Gotham Holdings Management L.L.C.,
					the Manager

				By: /s/ William A. Ackman
					William A. Ackman
					Managing Member

			GOTHAM HOLDINGS II, L.L.C.

				By: Gotham Holdings Management L.L.C.,
					the Manager

				By: /s/ William A. Ackman
					William A. Ackman
					Managing Member

			GOTHAM HOLDINGS MANAGEMENT, L.L.C.

				By: /s/ William A. Ackman
					William A. Ackman
					Managing Member